December 3, 2014

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Attention: Jennifer Thompson

Re:	Lithia Motors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-14733

Ladies and Gentlemen:

Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 29, 2014, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Notes to Consolidated Financial Statements, page F-8

(1)Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-14

1.

We have read your response to comment 3 of our letter dated September 26, 2014. We understand that the store operational management team reports directly to a member of your CODM group through two Regional Vice Presidents. We also read on page 2 of your Form 10-K that your dealerships are primarily located throughout the Western and Midwestern regions of the United States. Explain to us how the regions are structured, tell us the number of stores in each region and clarify for us the role of the two Regional Vice Presidents. In doing so, specifically explain to us the responsibilities of your Regional Vice Presidents and their specific interaction with the CODM. For example, tell us if the vice presidents meet with the CODM to discuss operating activities, financial results, forecasts, budgets, or other operational plans of their regions. In connection with your response, provide to us a chart that depicts your organizational structure. Please supplement this chart with a summary explanation of each manager’s responsibilities and the extent to which they interact with your CODM.

2.

Please explain to us what involvement the Regional Vice Presidents have in assessing the performance of the stores in their regions and the extent to which they are involved in the allocation of resources. In this regard, explain to us what reports, if any, are provided to or analyzed by your Regional Vice Presidents and whether such reports or materials are shared with your CODM. Also explain to us how the Regional Vice Presidents are compensated and the extent to which their compensation is tied to the performance of their regions. Lastly, tell us in further detail how annual capital and operating budgets are determined and explain to us what involvement the Regional Vice Presidents have in establishing these budgets, including the discretion or authority they have to make revisions to the budgets.

We divide our stores into groups primarily based upon residence of the personnel overseeing the stores for travel logistics rather than geographic region, specific franchise or market area. In 2014, we had 3 individuals overseeing store General Managers. Our two Regional Vice Presidents (RVPs) are Bryan Osterhout, who oversees stores in Alaska, Washington, Oregon and California (55 stores), and Ken Wright, who oversees stores in Montana, Iowa, North Dakota, Texas and Hawaii (44 stores). Our Vice President of Human Development, Mark Dundon, is primarily responsible for recruiting and hiring but oversees Idaho locations (7 stores) as an additional responsibility as he is located in Idaho and used to serve as a RVP. Over the last seven years, we have had as many as 6 RVPs at one time and have reorganized stores under the RVPs five times. These reorganizations have been based on multiple factors including: geography, store performance, brand, personnel needs and other considerations. We have also moved individual stores from one RVP to another based on their particular expertise or experience, for example, generating more used sales or achieving cost control objectives. The assignment of stores is not static, nor is it strictly based on a geographic division, e.g. “East” and “West”.

Securities and Exchange Commission

December 3, 2014

RVPs manage operational sales trends in assigned stores. Utilizing high level metrics such as customer satisfaction scores, new and used unit sales, service hours of labor sold, and personnel and advertising costs, they evaluate performance to ensure it is consistent with market and franchise expectations. In the event a store is not performing at expected levels or demonstrating improving trends, they will utilize more detailed data to identify areas of opportunity, such as types of vehicles sold or number of personnel in a department. The RVP works with the store General Manager to establish specific performance expectations and a timeline for completion. Failure to meet expected performance metrics triggers leadership changes at the General Manager level which the RVP facilitates. Termination decisions require input from Lithia’s executive management team, including the CODM and others, and are not solely within the control of the RVP.

In summary, the RVP is primarily responsible for assessing the operational performance of store leadership, ensuring it is meeting minimum sales and revenue volume and customer service levels. If they are not, the RVP is responsible for hiring and training personnel within the store to achieve an improved result. The RVP is a sales-oriented role, and as such, does not have responsibility or discretion over most store expenses or any corporate expenses.

Individual store forecasts (the Store Performance Expectations or “SPE”) are completed in October for the coming year and revised in May for the second half of the year. The SPE is prepared by each store General Manager and is reviewed by that store’s assigned RVP. The General Manager and RVP use market data including new and used vehicle registration counts and other relevant information to set preliminary revenue expectations focused on sales growth for each department within the store. Using established benchmarks set by corporate, e.g. gross profit per retail unit sold, personnel expense as a percentage of gross profit or advertising spend per unit sold, an operational profit objective for each store is established.

Once the SPE are created, they are summarized by personnel in our corporate offices, combined to a total company level and presented for review by the same personnel that we define to be the CODM. This review is a summary of expected sales and revenue expectations. There is no estimate for interest cost, depreciation, taxes, capital expenditures or maintenance capex in our SPE. All expense items at the store level are based off of current store trends and benchmark guidelines established in corporate. We do not produce an estimate of income or expense recorded on our management company, nor is a consolidated pre-tax profit or earnings per share estimate projected in the SPE.

After the SPE are approved, Chris Holzshu, Senior Vice President and CFO, and John North, Vice President of Finance, complete a financial forecast at the store level to account for required GAAP adjustments, actual expense levels for certain store expenses items that have been subsidized or increased, information on corporate controlled expenses that impact the stores such as medical or other insurance, employee benefits, volume purchasing discounts, capital strategy decisions, depreciation, interest and tax assumptions, and estimated share count to produce an estimate of after tax profit and earnings per share. This financial forecast is consolidated, reviewed and approved with Bryan DeBoer, President and CEO, and utilized to communicate external guidance to our creditors and investors, set variable cash compensation objectives, performance requirements for equity compensation, and to communicate overall strategy and performance expectations with our Board of Directors. We define this financial forecast as our “Company Performance Expectations” or “CPE”

The SPE and actual operational results contain a number of internal charges including management fees, internal rent, internal equipment charges, certain penalties or incentives and other adjustments that are designed to normalize stores across multiple locations to account for differences in time of ownership, adjust for regional cost differences and to incent store behavior within criteria defined by executive management such as penalizing excess inventory levels. Certain locations also receive subsidies if their actual expenses are higher than average, e.g. a metropolitan location with a high facility cost. All of these internal expenses, charges, and if applicable, subsidies, are set by corporate and the RVPs have no authority to change these amounts. As a result, the SPE and actual operational results are used by the RVPs to drive the revenue objectives of the business but do not provide meaningful discrete financial information needed by the CODM and would not be appropriate for disclosure in the financial statements.

Securities and Exchange Commission

December 3, 2014

The SPE does not contemplate consolidated charges or corporate overhead. The SPE does not forecast a balance sheet or a statement of cash flows. Additionally, the capital expenditure process is not contemplated in the SPE, and is instead summarized in the CODM’s consolidated forecast. The RVPs and the General Managers do not play any material role in capital allocation, budgeting or significant acquisition or facility investment decisions. The only capital decisions they are involved in is when a particular piece of equipment within a store requires repair or replacement, and the RVPs approval authority is limited to $25,000.

The SPE revenue projection typically exceeds the CPE by a range of 10%-20% and is designed to motivate sales oriented people to achieve higher revenue objectives than we would forecast on a consolidated basis. The SPE also contains a number of internal charges, fees and markups that would not be contemplated by the CODM when assessing individual store performance to determine profitability or capital allocation analysis. The SPE also excludes expenses that would be managed at the store level in a more decentralized model, such as employee benefits, insurance, marketing expense, information technology charges, and corporate contracted services.

At month end, the RVPs receive a three page summary of all store operational results compared to SPE. Based on this report, the RVP may obtain store specific operational information to analyze performance at a more granular level. For example, if a store does not meet its operational profit objective, the RVP may review the store in detail, analyzing each departmental result to determine where the revenue deficiency occurred. This specific information may also be reviewed during the month for locations that have been underperforming or if the RVPs travel schedule takes them to a particular location.

Monthly, a conference call is held that includes all Vice Presidents and higher (12 people) where each RVP provides a recap of certain store performance, pending or completed personnel changes, and other information to ensure all functional areas within Lithia are aware of operational plans. During this call, not every store is reviewed, and members of the CODM may or may not participate depending on availability.

The RVPs do not interact with the CODM to evaluate monthly or quarterly performance or to review the consolidated financial results. The RVPs have no ability to modify or otherwise revise the annual capital or operating budgets of Lithia, their region or within their assigned stores once they have been set by the CODM in the semi-annual forecasting process discussed earlier. The RVPs also do not participate in the financial structure, resource allocation or other investment decision making process for either their stores or the overall consolidated operational entity.

The RVPs compensation is comprised of a base annual salary, a variable compensation cash award, a contribution to a supplemental employee retirement plan (“SERP”), stock awards, and certain perquisites. The base salary, SERP contribution, stock awards and perquisites are fixed annually. The stock awards have performance and time vesting requirements. The performance requirements for the vesting of the awards are tied to overall Company objectives such as consolidated earnings per share targets. The variable compensation cash award is weighted 60% to 75% on the overall objectives that the CODM and other executive officers are compensated on, and 25% to 40% on certain performance expectations of certain stores within their currently assigned area of responsibility, such as obtaining certain Original Equipment Manufacturer (“OEM”) awards for operational excellence, achieving operational objectives on a store-by-store basis, or filling open General Manager positions. We have attached, as Exhibit 1 a variable compensation example and an organizational chart that depicts our corporate structure and management responsibilities. Lithia requested confidential treatment of Exhibit 1 by letter to the Commission dated December 3, 2014.

Securities and Exchange Commission

December 3, 2014

We have discussed the roles of Bryan DeBoer, Chris Holzshu and Scott Hillier in our previous letter dated October 10, 2014. We have defined the roles of our RVPs and Mark Dundon above. All the other officers listed on the organizational chart interact within the organization as functional area leaders (e.g. head of marketing; head of information technology).

3.

We note decision making regarding capital investments is performed by the CODM based, in part, on a return on investment criteria approach. Please specify the nature of the capital investment decisions made by the CODM (store level capital expenditures, overall company expansion decisions, etc.). Explain to us in further detail how these capital investments are determined and allocated. Detailed examples would facilitate our review.

Our capital investment decisions are divided into two categories: 1) Store level maintenance expenditures related to repairing or replacing equipment necessary to sell and service automobiles or 2) significant investment to either remodel or expand current locations or acquire or build locations where we are purchasing an existing store from a third party or have been awarded a franchise from an OEM.

As discussed in our previous response to questions 1 and 2 above, the store General Manager and RVP have authority to make capital investment decisions up to $25,000 related to the repair or replacement of existing equipment. When a capital investment decision regarding the repair or replacement of equipment at our stores exceeds $25,000 the approval is made by either our CFO or CEO. Examples of these types of decisions may be the replacement of all of the vehicle lifts at a location, the installation of new equipment to work on heavy duty trucks, or the upgrade of certain IT equipment for connectivity or security reasons.

When a significant investment in an existing store is proposed to either remodel or expand a current location, or for acquisitions or new locations, a monthly meeting involving our CODM, Director of Financial Planning and Analysis, and other corporate personnel is held. In this meeting, the Director of Financial Planning and Analysis presents pro-forma projections of the expected increase in revenue, additional vehicles that may be allocated from an OEM upon completion, or impact of the loss of certain incentives provided by the OEM for not maintaining a facility to current image requirements. The projections are used to evaluate the return on investment as a percentage of the total spend that will be incrementally required for the investment. For acquisitions or new locations, market data, such as vehicle registrations, analysis of units in operation in a market area, or expected unit sales volumes provided by the OEM are utilized to produce a pro-forma 5-year projected income statement, which is compared to the total investment and the non-financeable component to generate a return on asset and return on equity calculation.

These investments are contemplated against the current liquidity position of Lithia, previously made investment decisions that will require specific performance now or in the future, the economic outlook for the United States and within our specific markets, and other quantitative and qualitative considerations such as consumer confidence, availability of credit, expectations of projected levels of vehicle sales, the overall health of Lithia, approvability for acquisitions by an OEM, availability of personnel and opportunity costs vis-à-vis other potential investments to make a case-by-case decision on incremental significant investments.

We have attached, as Exhibit 2, an example of the capital investment summary for a recent acquisition, Corpus Christi Ford, in Corpus Christi, Texas, and the purchase of additional land to retail used vehicles at our Springfield Toyota store in Springfield, Oregon. Lithia requested confidential treatment of Exhibit 2 by letter to the Commission dated December 3, 2014

4.

We note your CEO is part of the CODM group and that he evaluates “overall and certain store performance results.” We further note that store budgets and results are reviewed on a store-by-store basis. Please address the following comments:

•	Provide to us the reports that your CODM uses to assess performance and allocate resources, including the monthly reporting package you discuss in your response. If your CODM group regularly reviews any operating results outside of the formal monthly internal reporting package, please summarize for us the nature of that information.

Securities and Exchange Commission

December 3, 2014

•	Considering store budgets and results are reviewed at the individual store level, please explain in further detail how you determined each store does not qualify as an operating segment under Criteria B and C of ASC 280-10-50-1.

We have attached, as Exhibit 3, the monthly consolidated financial reporting package that our CODM uses to assess performance and allocate resources previously discussed in our response dated October 10, 2014. Lithia requested confidential treatment of Exhibit 3 by letter to the Commission dated December 3, 2014.

We have attached, as Exhibit 4, an operational month end summary report that details individual store gross profit and operational profit on a store-by store basis. Lithia requested confidential treatment of Exhibit 4 by letter to the Commission dated December 3, 2014. Certain corporate employees, including the individuals who comprise our CODM, receive this report at the end of each month as part of our financial close process.

As discussed above, due to the numerous internal charges, fees or subsidies allocated to the stores from corporate, the operational month end summary report does not contain actual expenses that the CODM would utilize when making decisions about the allocation of resources or to assess performance. Additionally, the operational month-end summary report is structured to align with the SPE discussed in our response to questions 1 and 2 above, and thus contains the internal charges, fees and adjustments noted above, to help identify store trends and performance opportunities. There is not a formal meeting or review where this occurs, other than the monthly operational call led by our RVPs to outline any store General Manager updates or other personnel changes discussed above.

As discussed above and in our responses to questions 1 and 2, SPE are produced and reviewed on an individual store level. Additional consideration was given to the criteria defining an operating segment, specifically criteria B and C, to further evaluate whether or not each store qualifies as an operating segment. ASC 280-10-50-1 states that an entity must meet the following three criteria to be defined as an operating segment:

A.  It engages in business activities from which it may earn revenues and incur expense (including revenues and expenses relating to transactions with other components of the same public entity).

B.  Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

C.  Its discrete financial information is available.

Criterion B: Decision Making by the CODM

Criterion B considers the Company’s management style of its business and the basis at which decision making occurs. To evaluate this criterion, we identified our chief operating decision maker (CODM) and considered whether there is evidence the business is managed based on operating segments. Consideration was given to the organization structure/decision making process used by the CODM and how store specific budgets and operational reports are utilized.

We have defined our CODM as an executive management group comprised of Bryan DeBoer, President and CEO; Scott Hillier, Senior VP of Operations and Chris Holzshu, Senior VP and CFO. The three members of the CODM manage performance and determine how to allocate Company resources.

The General Manager is responsible for store-level controllable aspects of their location including top line revenue, unit sales and personnel and advertising costs. Trends within individual stores are reported and identified solely for elements that can be addressed by store leadership and follow the structure of the SPE.

Because the General Manager is only accountable for some controllable elements at the store level, SPE exclude costs and expenses which are managed at the consolidated level or are outside of the store’s control. These costs include rent, insurance, taxes, utilities, national vendor contracts, facility management and advertising design and placement. Additionally, we manage our cash and debt, including financing of vehicle inventories, at a consolidated level. None of the store specific SPE or month end operational reports are used in decision making on allocation of resources as discussed in criterion B.

Securities and Exchange Commission

December 3, 2014

Criterion C: Discrete Financial Information

Criterion C requires that discrete financial information be available for each operating segment. As we have discussed in both this response and in our previous response, we do not produce financial information at the store level that includes key information the CODM would utilize to evaluate performance and allocate resources. The information produced and reviewed at the store level is based on SPE, and as such does not contain key inputs and considerations a segment manager would need to make management and allocation decisions.

When reviewing financial results at the CODM level for making capital allocation decisions, evaluating overall operational results and communicating results to investors, individual store performance is neither the primary consideration nor a part of the monthly reporting package. Within a retail operation, an evaluation of store performance on an individual store basis is a required component of effective operational management and identifying store controllable trends. In our opinion, such a review does not indicate that each location is an individual segment merely because the results, which are impacted by the omission or allocation of certain costs and expenses as discussed above, are available and may be viewed by certain employees within the organization.

The nature of the store level information is operational, which results in differences in store level gross profit, operating income and substantially all other financial measures as compared to the financial information used by the CODM and reported to investors.

ASC 280-10-50-6 states that “…a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”

Given our less than 100 store locations and low transaction volume, averaging approximately 3 vehicle sales per location per day, we maintain a relatively small management team. Individuals who comprise our CODM also review other operational reports and data in order to be informed on how store management teams maximize revenue and profitability within our retail business and ensure effective operational performance. As a result, the broader context of performance including all expenses and capital allocation decisions do not occur based on this information.

The evaluation by the executive management group of our consolidated operating results is supported by the similar characteristics of our store population (similar working capital requirements, capital structures, historical sales trends and gross margins, products and services, target markets and customers, and distribution and marketing practices), and by the centralized nature of our operations, such as:

●  centrally-located dealer management and other IT systems utilized by the stores;

●  centralized cash management, financing and capital markets activity;

●  centralized accounting and administrative functions performed by a shared services center;

●  centralized forecasting, budgeting and capital expenditure plans;

●  centralized store acquisition and divestiture plans;

●  common compensation plans; and

●  standardized finance and insurance pricing and sales practices.

Securities and Exchange Commission

December 3, 2014

ASC 280-10-50-7 50-7 states, “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” Our store General Managers and RVPs do not directly interact with the entire CODM on a regular basis, nor do they have overall responsibility for financial results including some components of our gross profit or most store level expenses that are negotiated and implemented at corporate. They also do not have authority to allocate resources or make plans for material investment such as improvements or remodels. They do not review information that shows store performance on a GAAP basis, or even reflecting the true costs of the entity based on markups or subsidies that may be provided by or received in certain corporate entities.

ASC 280-10-50-8 discusses that “[t]he chief operating decision maker also may be the segment manager for certain operating segments…If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

Consideration was given to how our CODM is evaluated to give additional insight to whether decision making occurs on a segment level. Our CODM is evaluated by our Board of Directors for both performance evaluation and to determine compensation. The information provided to the Board of Directors was examined to perform this evaluation.

Our Board of Directors receives two monthly reports with financial information—the monthly consolidated financial reporting package (Exhibit 3) and a monthly operational performance summary, attached as Exhibit 5. Lithia requested confidential treatment of Exhibit 5 by letter to the Commission dated December 3, 2014. All financial information provided to the Board of Directors is presented on a consolidated basis. Our Board of Directors does not evaluate or hold management accountable at the individual store level. We would also note that the presentation of the CODM reporting package (Exhibit 3) matches our current financial reporting on Form 10-K. Information provided to our Board of Directors supports the management of Lithia as one operating segment.

Our executive management team is incentivized through both cash and stock compensation objectives that are based on overall pre-tax profit and certain earnings per share targets. We have attached, as Exhibit 6, the 2014 second half variable cash compensation objectives for our executive management team, which is substantially unchanged in structure from 2013. Lithia requested confidential treatment of Exhibit 6 by letter to the Commission dated December 3, 2014. Compensation for the CODM is aligned with the concept that Lithia is one operating segment and managed as one operating segment.

As discussed, we do not believe our individual stores meet Criteria B or C under ASC 280-10-50-1. We also believe ASC 280-10-50-6, ASC 280-10-50-7, and ASC 280-10-50-8 support the assertion that our CODM does not act in that capacity when individually reviewing store results, does not interact with the store General Manager or the RVP as the ‘segment manager’, and is not held accountable to performance by the Board of Directors at the individual store level, but rather at the consolidated level.

Therefore, considering these facts and circumstances, we concluded we appropriately report our results as one operating segment identified as automotive retailing.

* * * * *

Securities and Exchange Commission

December 3, 2014

Lithia believes the responses provided above address the staff's comments, and further acknowledges that:

○	Lithia is responsible for the adequacy and accuracy of the disclosure in the Filing;

○	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

○	Lithia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (541) 618-5748.

Very truly yours,

Lithia Motors, Inc.

/s/  John F. North III

John F. North III

Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

cc:	Bryan B. DeBoer, President and Chief Executive Officer
Chris S. Holzshu, Senior Vice President and Chief Financial Officer